April 26, 2017

Jennifer Gowetski

Legal Branch Chief

United States Securities and Exchange Commission

Office of Real Estate and Commodities

Mail Stop 3233

Washington, D.C.  20549

Re: Secured Real Estate Income Fund II, LLC

Amendment No. 4 to

Offering Statement on Form 1-A

Filed October 13, 2016

File No. 024-10623

Dear Ms. Gowetski:

We are in receipt of your comment letter dated March 6, 2017, regarding Amendment No. 3 to the Offering Statement on Form 1-A filed by Secured Real Estate Income Fund II, LLC (the “Company”).  This letter sets forth the Company’s responses to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the fourth amendment to the Offering Statement (“Offering Statement”), unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

General

1. We note your response to comment 1. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review.

We have spoken with the Division of Investment Management and have made changes to the Offering Statement in response to their feedback.  In particular, we have removed the Section entitled “Investment Company Act Consideration” and have replaced the previous risk factor on this topic with the following:

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we are subject to registration under the Investment Company Act, we will not be able to continue our business

Neither we, nor any of our subsidiaries intend to register as an investment company under the Investment Company Act. We expect that our investments in our wholly owned subsidiaries and our investments and the investments of our wholly owned subsidiaries in real estate mortgage secured loans will qualify the Company for exemption from registration and regulation under the Investment Company Act.  In order to maintain an exemption from regulation under the Investment Company Act, we intend to engage, through our wholly and majority owned subsidiaries, primarily in the business of investing in “mortgage and other liens on and interests in real estate,” which we refer to as “qualifying real estate assets.”

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to conduct our operations so that they will comply with the 40% test by having our assets held through wholly owned or majority owned subsidiaries.  We expect that these subsidiaries will be outside the definition of investment company under Section 3(a)(1) of the Investment Company Act under an exemption set forth in Section 3(c)(5)(C) because at least 55% of the portfolio will be in qualifying real estate assets. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires each of our subsidiaries relying on this exception to invest at least 55% of its portfolio in qualifying real estate assets and maintain at least 70% to 90% of its assets in qualifying real estate assets or other real estate-related assets. The remaining 20% of the portfolio can consist of miscellaneous assets. In that the Company’s investment model will be to invest in real estate mortgage secured Loans which are qualifying real estate assets, we believe that the investment by our subsidiaries will qualify us for exemption under Section 3(c)(5)(C).  How we classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action letters issued by the SEC staff in the past and other SEC interpretive guidance. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain joint venture investments may not constitute qualifying real estate assets and therefore investments in these types of assets may be limited. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

In the event that we, or our subsidiaries, were to acquire assets that could make such entities fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Section 3(c)(6) excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of certain specified businesses. These specified businesses include the real estate business described in Section 3(c)(5)(C) of the Investment Company Act. It also excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of such specified businesses from which at least 25% of such company’s gross income during its last fiscal year is derived, together with any additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our operating partnership may rely on Section 3(c)(6) if 55% of our assets consist of, and at least 55% of our income is derived from, qualifying real estate assets owned by our wholly owned or majority owned subsidiaries.

To ensure that neither we, nor our subsidiaries are required to register as an investment company, each entity shall be limited to the types of investment that it makes.  In addition, we, or our subsidiaries may be required to acquire additional income or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in assets that we would otherwise want to acquire. Although we and our subsidiaries intend to monitor our respective portfolios periodically and prior to each acquisition or disposition, any of these entities may not be able to maintain an exclusion from registration as an investment company.

Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us.

If we, or our subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business. Finally, if we were to become an investment company then we would not be permitted to rely upon Regulation A for future offerings of our securities, which may adversely impact our ability to raise additional capital.

2. We note your template for future NAV disclosures. Please confirm that in the future your template will also disclose the following:

• the process by which the value estimate will be determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, and the primary and secondary valuation methods used; and

• the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions.

 The following language has been added to our Template NAV disclosure:

We calculate the NAV per share using a multi-step process that includes:

(1) NAV for Fund assets which consist of notes or real estate secured debt obligations and interests shall be equal to the unpaid principal balance plus accrued but unpaid interest and fees.

(2) NAV for real property assets obtained through foreclosure or otherwise shall be equal to the estimated values of such assets as determined by the Managing Member or through an appraisal by an independent valuation expert;

(2) quarterly updates in the price of liquid assets for which third party market quotes are available,

(3) accruals of our quarterly or other periodic distributions;

(4) estimates of quarterly accruals, including our operating revenues, expenses and fees.

The valuation method of the physical real estate owned by the Fund which is obtained through foreclosure or otherwise or used as collateral for a secured loan that the fund invests in, will be based upon the following assumptions broken down by material property type:

a) Single Family Residential

Primary valuation model:

Review most recent third party appraisal or Broker Price Opinion (BPO)

Factor in Improvement costs

Factor in Value of Comparable Home Sales in the Local Market

Secondary:

Ascertain current third party appraisal / BPO

b) Multi-Family Residential

Primary valuation model:

Current Net Operating Income (NOI)

Comparable Cap Rates

Secondary valuation model:

Third party Appraisal / BPO

c) Commercial

Primary valuation model:

Current Net Operating Income (NOI)

Comparable Cap Rates

Secondary valuation model:

Third party Appraisal / BPO

d) Hospitality

Primary valuation model:

Income capitalization approach based on discounted cash-flow analysis.

Secondary valuation model:

Sales comparison approach based on third party appraisal

We are required to make a number of judgments in applying valuation policies, and different estimates and assumptions in the application of these policies could result in changes to our calculation of NAV. Various assumptions and estimates are used in the calculation of our NAV, including estimates related to asset and liability valuations (or potential impairments). Often these estimates require the use of market data values that may be difficult to assess. Different assumptions in the application of these methods could result in material changes to our NAV.  For example, in valuing single family residential properties, we have assumed that this comparable home sales in the area is the single most important factor and given less weight to the local market activity or home sales in general.

An independent valuation expert will not be responsible for, or prepare, our quarterly NAV per share.

In addition, we have revised the Offering Statement to include the following language:

Our goal is to provide a reasonable estimate of the market value of our shares on a quarterly basis.  However, the majority of our assets will consist of commercial real estate loans and other commercial real estate investments and, as with any commercial real estate valuation, the conclusions reached by our affiliates’ internal accountants will be based on a number of subjective judgments and assumptions about future events that may or may not prove to be correct.  The use of different judgments and assumptions would likely result in different estimates of the value of our commercial real estate assets and investments.  In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.  As a result, the quarterly calculation of our NAV per share may not reflect the amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders.

We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per share to change by 5% or more from the last disclosed NAV.

While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per share information provided on our website.

Quarterly NAV Share Price Adjustments

Our Managing Member set our initial offering price at $10.00 per Class A Unit, which will be the purchase price of our Class A Units until December 31, 2017. Thereafter, the per Class A Unit purchase price will be adjusted for each fiscal quarter, and will equal the NAV per share calculated as of the close of business on the last day of the preceding fiscal quarter.  For example, during the fiscal quarter January 1 through March 31, the purchase price of the Class A Units will equal the net asset value per Class A Unit as of the close of business on the immediately preceding December 31st.

While this offering is ongoing, beginning on January 1, 2018, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per Class A Unit that will be applicable for such fiscal quarter, which we refer to as the pricing supplement.  Our website, www.SecuredRealEstateFunds.com, will identify the current per Class A Unit purchase price and will also contain this offering circular, including any supplements and amendments.  As long as this offering continues, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV.  In addition, we will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per Class A Unit to change by 5% or more from the last disclosed NAV.  While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per Class A Unit and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per Class A Unit information provided on our website.  We will also use that updated NAV per Class A Unit as the offering price for new units offered for the remainder of that fiscal quarter.

Offering Circular Cover Page

3. We note your disclosure that you have agreed to pay Cambria Capital a placement fee and a non-accountable expense reimbursement of 7.0% and 1.5%, respectively, of the gross proceeds of your offering that are derived from investors introduced to you by Cambria Capital. Please also disclose what the per share price of a Class A Unit will be for investors that are not introduced to you by Cambria Capital. Please see Item 501(b)(3) of Regulation S-K.

 The Offering Statement has been revised to reflect that the Class A Units will be sold through our Dealer Manager.  Our Dealer Manager and will receive such compensation as set forth in the Offering Statement.  As part of its compensation, the Dealer Manager shall be entitled to receive an Investor Processing Fee of $5 per investor, payable by the Fund regardless of whether an investor is introduced by the Dealer Manager or not.  The per share price of a Class A Unit will be $10.00 for investors that are not introduced to us through our Dealer Manager, Cambria Capital or any other participating broker.

4. We note your disclosure that the final closing will occur whenever your reach the maximum. Please disclose the date that the offering will end. Please see Item 501(b)(8)(iii) of Regulation S-K.

 The Offering Statement has been revised to include the disclosure required by Item 501(b)(8)(iii) and state that the offering will terminate on the earlier of the date in which the Company raises the targeted amount of the date that is thirty-six (36) months following the qualification date, subject to the Managing Member’s right to extend the offering to accommodate additional purchases and the offering of Class A Units purchased with reinvested distributions.

Offering Summary Management Compensation, page 12

5. We note that Section 6.1(a)(ii) of your Limited Liability Company Operating Agreement provides that your Managing Member is entitled to a distribution in an amount equal to two percent of the amount distributed to the Class A Members described in Section 6.1(a)(i). This distribution appears to be in addition to the Asset Management Fee described in Section 3.5(a) of such agreement. We also note the expense reimbursement provision contained in Section 5.5 of your Limited Liability Company Operating Agreement contains a provision whereby you are agreeing to reimburse your Managing Member and Investment Manager for certain expenses. Finally, we note your disclosure on page 72 which states that your Managing Member may choose to service your Loans through the Managing Member, and that the loan servicer will be compensated by you and/or borrowers for such activities. Please revise your Management Compensation presentation to reflect these items and any other compensation, fees, profits and other benefits (including reimbursement of out-of-pocket expenses) that your Managing Member and its affiliates may earn or receive in connection with your offering and your operation. Please see Item 4 of Industry Guide 5 and Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

The two percent reference in Section 6.1(a)(ii) represents a “catch-up” after payment of the preferred return.  Regardless, we have updated the Management Compensation presentation to reflect this payment and the other items described above in accordance with Item 4 of Industry Guide 5 and Disclosure Guidance Topic 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

6. Please revise your Management Compensation presentation to include a termination and liquidation stage, if applicable.

 We have revised the Management Compensation presentation to include a termination and liquidation stage description.  As set forth in the offering circular, the only fee payable during this phase would be a project management fee, which has been described and included previously.

Management Fee, page 12

7. We note that Section 3.5 of your Limited Liability Company Operating Agreement states that your “Managing Member shall receive an Asset Management Fee ("Asset Management Fee") in the amount of 2% per annum of the Capital Contributions, as adjusted from time to time.” We also note that such agreement does not define Capital Contributions to include Capital Withdrawals. Please update your disclosure in this section to reflect this dynamic. Please also add appropriate risk factor disclosure.

The Company has amended its operating agreement to reflect that the Management Fee will be equal to “2% per annum of the Capital Contributions, as adjusted from time to time to reflect Capital Withdrawals, reinvested amounts, distributions, allocations and other capital account adjustments.”

Distributions, page 17

8. We reissue comment 12 in part. Since you currently do not have assets or an operating history, please remove the disclosure regarding your 8.0% preferred return from the forepart of your Offering Circular. Please see Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

We have amended the Offering Statement to remove references to the 8.0% preferred return in accordance with the Disclosure Guidance.

9. Please add disclosure regarding how you will calculate “gross income.”

We have added disclosure to the Offering Memorandum that defines gross income as all revenue generated and earned by the Company, including, but not limited to, loan interest payments, loan arrangement fees, other miscellaneous loan fees, and project profit participation income.

10. We note that your profit share is paid quarterly and that your Members will also be eligible for regularly quarterly distributions of their pro-rata share of 80% of the Net Income of the Company to the extent cash is available. In the event that you do not have enough cash available to pay your quarterly profit share and your quarterly income distributions to your Members, please disclose how you will allocate your cash available for distribution.

On page 101 ‘Description of Our Class A Units Distributions’ we state that Distributions may be made in excess of cash flow, but shall not be in excess of earnings.  Since income is based upon the accrual method, there may situations where the Company makes distributions from its loan loss reserve account in the amount of accrued but unrealized interest income. In the event that the Company does not have cash or reserves sufficient to make distributions sufficient to pay the preferred return, all amounts shall be distributed to the holders of the Class A Units until the annual Preferred Return is met.  The following disclosure has been added to the Offering Statement:

Distributions of Net Income will only be made to the extent the Company has cash or reserves sufficient to first pay the Preferred Return.  Thereafter, all Net Income will be distributed to the holders of the Class A Units.

11. We note your disclosure in the third full paragraph on page 18 regarding the Managing Member’s review of distributions paid and the ratable adjustments. Please specifically disclose whether this provision also applies to your Managing Member’s profit share distribution. Please also expand your disclosure to describe the intent of this provision. For instance, please provide disclosure regarding whether this provision is designed to ensure that 80% of your Net Income is given to your Members and 20% to your Managing Member over a period of six months, one year or over the life of your company’s operations.

We have amended the following paragraph in page 18:

Cash flow and distributions of the Company may necessarily fluctuate in accordance with the business and operations of the Company. At the end of each calendar quarter, the Managing Member will (as soon as reasonably practicable) review distributions paid during the previous twelve months and make ratable adjustments to distributions paid or payable to members in order to meet the distribution requirements set forth in the Operating Agreement.   These provisions are designed to ensure that the annual Preferred Return is paid and that 80% of our Net Income is distributed to our Members and 20% to our Managing Member each quarter.

12. We note your response to comment 4. Please provide us with an analysis as to why the reinvestment of distributions as a credit to a members’ capital account is not in effect the issuance of a fractional Class A Unit that would need to be registered under the Securities Act of 1933 absent an applicable exemption. To the extent you do not feel this is in effect the issuance of a fractional Class A Unit, please give us further information on how you plan to account for this additional capital contribution. In particular, we note that, beginning on March 31, 2017, you intend to offer your shares at a price based upon NAV and that you intend to redeem Class A Units at $9.00 per unit or NAV, depending on whether your offering is still being conducted. To the extent you are not issuing fractional shares as a result of a distribution reinvestment, please explain to us whether investors purchasing at NAV will dilute investors that elect to reinvest distributions in your company. Also, please tell us how investors that choose to reinvest dividends will be provided a redemption price that accounts for their reinvested distributions.

Any member electing to have its share of earnings of the Company reinvested in the Company will be issued additional Class A Units (or fractional units) offered pursuant to this offering throughout the term of the offering.  To the extent the maximum offering amount has been reached, the Company will cease allowing reinvestment and immediately begin making cash distributions.  The Offering Statement has been revised to reflect this change.

NAV Share Price Adjustments, page 19

13. We note that after March 31, 2017, your price per Class A Unit will be adjusted and will be equal to your NAV divided by the number of Class A Units outstanding. To the extent that you have not raised your minimum offering amount prior to March 31, 2017, please disclose how you will calculate your offering price per share. Please also disclose  whether underwriting discounts and commission will be added to the per share price that is based on NAV. Finally, we note your disclosure on page 106 which suggests that, following such time as your Class A Units are listed on a public exchange, you will no longer adjust your share price to be based upon NAV. Please disclose what the per share price of your Class A Units will be in this situation to the extent that you have not completed your offering.

We have revised the Offering Statement to provide that the offering price will remain at $10.00 per Class A Unit until December 31, 2017.  To the extent that the minimum offering amount has not been raised as of such date, we will maintain the current offering price until the end of the first quarter in which the minimum offering amount is received or until the offering is terminated.

14. We note your response to comment 15. Given that investors do not know the specific day that adjustments to the per share prices will be released, whether pursuant to a quarterly adjustment or an adjustment in cases where you believe there has been a material change to your NAV, and they will not be contacted directly if there is a subsequent change in the per share prices, please describe the process by which investors will receive the pricing information.

 The Offering Statement has been revised to state that any changes to the Purchase Price shall be provided on the Company’s website as well as in the NAV Disclosure.  Furthermore, Investors will be required to acknowledge the updated purchase price prior to closing.

Risk Factors, page 24

15. We note your disclosure on page 19 that after March 31, 2017, the purchase price of your Class A Units will be based on NAV. We also note your disclosure on page 20 that during the offering period, the redemption price will be equal to $9.00 per unit. Please add risk factor disclosure that addresses the dilution and other risks to investors if the per share offering price for you Class A Units is simultaneously lower than your redemption price per share.

The Offering Statement has been revised to state that during the Offering Period, the redemption price will be equal to 90% of the offering price and thereafter at the current NAV, therefore there is no risk of dilution as suggested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Company Act Considerations, page 53

16.  We note your disclosure on page 53 regarding your redemption program. We also note that the description of your redemption program on page 53 appears to be inconsistent with the description of your redemption program contained elsewhere in your offering circular. Please revise your offering circular so that the description of your redemption program is consistent throughout. We may have further comment.

The disclosure regarding the redemption program previously found on page 53 have been removed and the description of the redemption program is consistent throughout the Offering Statement.

Prior Performance Summary Prior Performance Tables, page 85

17. We note the inclusion of your prior performance tables in the offering circular. Please revise your tables so that they present information on your prior programs in a manner that is consistent with Appendix II in Industry Guide 5 and Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts. For instance, please provide prior performance information broken down by each individual prior program, limit Table IV to programs that have concluded operations, calculate the annualized return information in Table IV in a manner consistent with footnote 10 in Disclosure Guidance Topic No. 6 and include Table V, if applicable.

Changes to the Prior Performance Tables have been made as instructed.

Description of Our Class A Units Redemptions, page 107

18. We note your disclosure that your Managing Member may redeem outstanding Class A Units for purposes of stabilizing NAV. Please expand your disclosure to provide all material terms regarding how you intend to redeem Class A Units for purposes of stabilizing NAV. Please be advised that you are responsible for analyzing the applicability of Regulation M to your stabilizing program. To the extent you have questions you may contact the Division of Trading and Markets.

References to the Manager’s ability to redeem outstanding Class A Units for purposes of stabilizing NAV have been removed from the Offering Statement.

Independent Auditor’s Report, page F-1

19. We note that your auditors indicate that their audit was conducted in accordance with auditing standards generally accepted in the United States of America, rather than standards of the Public Company Accounting Oversight Board (United States). In your next amendment, please have your auditor revise their audit report to comply with PCAOB AS 3101, Reports on Audited Financial Statements.

We believe that either report is acceptable.  Our audit firm dbbmckennon was engaged for the AICPA audit and report. They will audit the Fund under PCAOB rules after the fund has listed its membership interests on a national exchange.

From Part II – Information Required in Offering Circular

(https://www.sec.gov/about/forms/form1-a.pdf)

(c) Financial Statement Requirements for Tier 2 Offerings

(1) In addition to the general rules in paragraph (a), provide the financial statements required by paragraph (b) of this Part F/S, except the following rules should be followed in the preparation of the financial statements:

(i) The issuer and, when applicable, other entities for which financial statements are required, must comply with Article 8 of Regulation S-X, as if it was conducting a registered offering on Form S-1, except the age of interim financial statements may follow paragraphs (b)(3)-(4) of this Part F/S.

(ii) Audited financial statements are required for Tier 2 offerings for the issuer and, when applicable, for financial statements of other entities. However, interim financial statements may be unaudited.

(iii) The audit must be conducted in accordance with either U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States) and the report and qualifications of the independent accountant shall comply with the requirements of Article 2 of Regulation S-X. Accounting firms conducting audits for the financial statements included in the offering circular may, but need not, be registered with the Public Company Accounting Oversight Board.

Part III – Exhibits

20. We note your disclosure in Exhibit 13.1 which states “[t]argeted 8% annual preferred return, paid monthly,” and Exhibit 13.2 which states “[i]nvestors receive an annual return of 8%....” Please provide an analysis detailing your reasonable basis for such returns. As part of your analysis, please include how you considered that you are a blind pool and have limited operations. We may have further comment.

The investment model described on page 52 of the Offering Circular which is used by the Company is the same as the model utilized by the Company’s Sponsors for the Prior Programs which are described more fully on page 76 onwards.

Our assumption is that the average loan duration for new loans in which the Company plans to invest will continue to have terms of 18 months, the interest charged to the borrower will continue to be 12% and an additional 1.5% to 2.5% of the original loan amount will be received by the Company from the borrower by way of loan arrangement points. This is in line with the returns generated from borrowers in our Prior Programs.

Although the Company has a limited operating history, the Company’s sponsors have a track record of more than five years operating the same investment model as the Company will employ. Due to their industry relationships built over time, the Company’s Sponsors have access to a number of real estate investment opportunities that they reasonably believe will meet the Company’s investment criteria. Although the Company operates as a blind pool, the Company’s sponsors’ access to investment projects will give them the ability to quickly allocate investors’ capital to approved investment projects.

Based on these factors we believe that the Company’s net returns will be sufficient to pay the investors the 8% Preferred Return described in Exhibits 13.1 and 13.2.

Exhibit 12.1

21.  We note that you are a Delaware limited liability company. Please revise the opinion to also address the Delaware Limited Liability Company Act.

The revised opinion has been provided as Exhibit 12.1.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.

Exhibit A

[SAMPLE OF NAV REPORT FOUND IN FORM 1-U]

Item 9. Other Events

Net Asset Value as of [Date]

As of [DATE], our NAV per Class A Unit is $____. This NAV per Class A Unit shall be effective until [DATE AT END OF NEXT QUARTER], unless updated by us prior to that time.

Components of NAV

NAV is calculated on a per Class A Unit basis using a multi-step process that includes:

(1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates, and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert;

(2) quarterly updates in the price of liquid assets for which third party market quotes are available,

(3) accruals of quarterly or other periodic distributions;

(4) estimates of quarterly accruals, including our operating revenues, expenses and fees.

The Managing Member will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per share to change by 5% or more from the last disclosed NAV.

While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per share information provided on our website.

Quarterly NAV Share Price Adjustments

Our Manager set our initial offering price at $10.00 per share, which will be the purchase price of our common shares through December 31, 2017.   Thereafter, the per share purchase price will be adjusted for each fiscal quarter, and will equal the net asset value per share calculated as of the close of business the last day of the preceding fiscal quarter. For example, during the fiscal quarter January 1 through March 31, 2018, the purchase price of shares will equal the net asset value per share calculated as of the close of business on December 31, 2017.

While this offering is ongoing, beginning on January 1, 2018, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for such fiscal quarter, which we refer to as the pricing supplement.   Our website, www.SecuredRealEstateFunds.com, will identify the current per share purchase price and will also contain this offering circular, including any supplements and amendments.   As long as this offering continues, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV.   In addition, we will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per share to change by 5% or more from the last disclosed NAV.   While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per share information provided on our website.   We will also use that updated NAV per share as the offering price for new shares for the remainder of that fiscal quarter.

The following sets forth the calculation of NAV for our common units:

BALANCE SHEETS (UNAUDITED)

(In thousands, except unit and per unit amounts)		March 31, 2017		December 31, 2016
ASSETS
Cash and cash equivalents	$		$
Current interest receivable
Real estate debt investments and accrued interest, at fair value
Total Assets	$		$

LIABILITIES
Accounts payable	$		$
Distributions payable [1]
Due to related party
Settling subscriptions
Total Liabilities	$		$

NET ASSETS CONSIST OF:
Secured Real Estate Income Fund II, LLC Members’ Equity:

Class A Units; unlimited units authorized; _____  and ______ units issued and outstanding, net of accumulated amortization of deferred offering costs, on March 31, 2017 and December 31, 2016 , respectively

	$		$
Retained earnings
Net adjustments to fair value
NET ASSETS	$		$
NET ASSET VALUE PER UNIT, on _____and ______ units issued and outstanding for the periods ended March 31, 2017 and December 31, 2016 , respectively [2]		$9.92		$9.91

[1] This amount does not include accrual for distributions payable that were declared before March 31, 2017 that relate to the second quarter of 2017 or distributions payable that were declared before December 31, 2016 that relate to the first quarter of 2017, respectively.

[2] The total Class A Units issued and outstanding used in the computation of net asset value per unit is the amount of units immediately prior to redemptions that are processed and effective on March 31, 2017 and December 31, 2016, respectively, as the NAV per units price is used to determine the redemption price in certain cases under our redemption plan.

We calculate the NAV per share using a multi-step process that includes:

(1) NAV for Fund assets which consist of notes or real estate secured debt obligations and interests shall be equal to the unpaid principal balance plus accrued but unpaid interest and fees.

(2) NAV for real property assets obtained through foreclosure or otherwise shall be equal to the estimated values of such assets as determined by the Managing Member or through an appraisal each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates, and, if our Managing Member deems it necessary or advisable, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert;

(3) quarterly updates in the price of liquid assets for which third party market quotes are available,

(4) accruals of our quarterly or other periodic distributions;

(5) estimates of quarterly accruals, including our operating revenues, expenses and fees.

 The above valuation method is based upon the following assumptions broken down by material property type:

The valuation method of the physical real estate owned by the Fund which is obtained through foreclosure or otherwise, which may be owned by the Fund or used as collateral for a secured loan that the fund invests in, will be based upon the following assumptions broken down by material property type:

a) Single Family Residential

 Primary valuation model:

 Review most recent third party appraisal or Broker Price Opinion (BPO)

 Factor in Improvement costs

 Factor in Value of Comparable Home Sales in the Local Market

 Secondary valuation model

 Ascertain current third party appraisal / BPO[(__%)]

Local Home Sales

 General Real Estate Market

 Improvement costs [(__%)]

b) Multi-Family Residential

 Primary valuation model:

 Current Net Operating Income (NOI)Occupancy Rates [(50%)]

 Comparable Cap Rates

 Secondary valuation model:

 Third party Appraisal / BPO[(__%)]

c) Commercial

 Primary valuation model:

 Current Net Operating Income (NOI)

 Comparable Cap Rates

 Secondary valuation model:

Third party Appraisal / BPO

d) Hospitality

 Primary valuation model:

 Income capitalization approach based on discounted cashflow analysis.

 Secondary valuation model:

 Sales comparison approach based on third party appraisal

 Cap Rates [(__%)]

 Occupancy Rates [(__%)]

We are required to make a number of judgments in applying valuation policies, and different estimates and assumptions in the application of these policies could result in changes to our calculation of NAV.  Various assumptions and estimates are used in the calculation of our NAV, including estimates related to asset and liability valuations (or potential impairments). Often these estimates require the use of market data values that may be difficult to assess. Different assumptions in the application of these methods could result in material changes to our NAV.  For example, in valuing single family residential properties, we have assumed that this comparable home sales in the area is the single most important factor and given less weight to the local market activity or home sales in general.

An independent valuation expert will not be responsible for, or prepare, our quarterly NAV per share.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our units on a quarterly basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per Class A Unit may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per unit may not reflect the precise amount that might be paid for your units in a market transaction, and any potential disparity in our NAV per unit may be in favor of either members who redeem their units, or members who buy new units, or existing members. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per unit to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common unit using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

The per unit purchase price of our Class A Units will continue to be $10 per unit, as the per unit purchase price shall be the greater of the then-current NAV per common unit or $10. This price per unit shall be effective until the next announcement of price per unit by the Company, which is expected to happen within a commercially reasonable time after December 31, 2017, unless updated by us prior to that time.